SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 30, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

Schedule 11 - Notification of Interests of Directors and Connected
Persons

Number of reports in announcement:
5

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Karin Watt

Tel. No:
01635 565489

Announcement Given To Third Parties:


Amendment:
No

Headline:
Directors Shareholding(s)




Schedule 11 - Notification of interests of Directors and Connected
Persons

1   Name of company:
MERANT plc

2   Name of director:
J Michael Gullard

3   Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Same as above

4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):


5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):


6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:


7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
Ordinary shares

12  Price per share:
0.78p

13  Date of transaction:
30th November 2000

14  Date company informed:
30th November 2000

15  Total holding following this notification:


16 Total percentage holding of issued class following this notification:


If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
30th November 2000

18  Period during which or date on which exercisable:
Exercisable immediately, lapse date 30th November 2010

19  Total amount paid (if any) for grant of the option:
Nil

20  Description of shares or debentures involved: class, number:
Ordinary 2p shares, 20,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
0.78p

22 Total number of shares or debentures over which options held following this notification:


23  Contact name for queries:
Karin Watt

24  Contact telephone number:
01635 565489

25  Name of company official responsible for making notification:
Karin Watt




Schedule 11 - Notification of interests of Directors and Connected
Persons

1   Name of company:
MERANT plc

2   Name of director:
Harold Hughes

3   Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Same as above

4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):


5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):


6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:


7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
Ordinary Shares

12  Price per share:
0.78p

13  Date of transaction:
30th November 2000

14  Date company informed:
30th November 2000

15  Total holding following this notification:


16 Total percentage holding of issued class following this notification:


If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
30th November 2000

18  Period during which or date on which exercisable:
Exercisable immediately, lapse date 30th November 2010

19  Total amount paid (if any) for grant of the option:
Nil

20  Description of shares or debentures involved: class, number:
Ordinary 2p shares,  10,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
0.78p

22 Total number of shares or debentures over which options held following this notification:


23  Contact name for queries:
Karin Watt

24  Contact telephone number:
01635 565489

25  Name of company official responsible for making notification:
Karin Watt




Schedule 11 - Notification of interests of Directors and Connected
Persons

1   Name of company:
MERANT plc

2   Name of director:
Michel Berty

3   Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:


4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):


5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):


6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:


7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
Ordinary shares

12  Price per share:
0.78p

13  Date of transaction:
30th November 2000

14  Date company informed:
30th November 2000

15  Total holding following this notification:


16 Total percentage holding of issued class following this notification:


If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
30th November 2000

18  Period during which or date on which exercisable:
Exercisable immediately, lapse date 30th November 2010

19  Total amount paid (if any) for grant of the option:
Nil

20  Description of shares or debentures involved: class, number:
Ordinary 2p shares, 10,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
0.78p

22 Total number of shares or debentures over which options held following this notification:


23  Contact name for queries:
Karin Watt

24  Contact telephone number:
01635 565489

25  Name of company official responsible for making notification:
Karin Watt




Schedule 11 - Notification of interests of Directors and Connected
Persons

1   Name of company:
MERANT plc

2   Name of director:
Barry X Lynn

3   Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Same as above

4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):


5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):


6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:


7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
Ordinary shares

12  Price per share:
0.78p

13  Date of transaction:
30th November 2000

14  Date company informed:
30th November 2000

15  Total holding following this notification:


16 Total percentage holding of issued class following this notification:


If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
30th November 2000

18  Period during which or date on which exercisable:
Exercisable immediately, lapse date 30th November 2010

19  Total amount paid (if any) for grant of the option:
Nil

20  Description of shares or debentures involved: class, number:
Ordinary 2p shares, 10,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
0.78p

22 Total number of shares or debentures over which options held following this notification:


23  Contact name for queries:
Karin Watt

24  Contact telephone number:
01635 565489

25  Name of company official responsible for making notification:
Karin Watt




Schedule 11 - Notification of interests of Directors and Connected
Persons

1   Name of company:
MERANT plc

2   Name of director:
Don C Watters

3   Please state whether notification indicates that it is in respect of
holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Same as 2 above

4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):


5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):


6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:


7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
Ordinary shares

12  Price per share:
0.78p

13  Date of transaction:
30th November 2000

14  Date company informed:
30th November 2000

15  Total holding following this notification:


16 Total percentage holding of issued class following this notification:


If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
30th November 2000

18  Period during which or date on which exercisable:
Exercisable immediately, lapse date 30th November 2010

19  Total amount paid (if any) for grant of the option:
Nil

20  Description of shares or debentures involved: class, number:
Ordinary 2p shares, 10,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
0.78p

22 Total number of shares or debentures over which options held following this notification:


23  Contact name for queries:
Karin Watt

24  Contact telephone number:
01635 565489

25  Name of company official responsible for making notification:
Karin Watt





Additional Information:
This non discretionary grant has been made in accordance with the 1998 Share Option Plan whereby grants are made to the non executive directors automatically the day after the Company AGM, as approved by the shareholders.


NNNN


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 30, 2000          By: /s/ Leo Millstein
                                 --------------------------------------
                                  Leo Millstein
					    Vice President,General Counsel and
					    Secretary